Mail Stop 4628
                                                              August 27, 2018

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701

       Re:    Parsley Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Response Dated July 25, 2018
              File No. 001-36463

Dear Mr. Dalton:

       We have reviewed your July 25, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our July 12,
2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 5   Acquisitions of Oil and Natural Gas Properties, page F-24

1. Your response to prior comment 1 states that differences in the entity-specific value of the acreage received and the entity-specific value of the acreage transferred in 2017 was not significant in relation to the fair values of the assets exchanged. Considering that the acquired acreage allows you to (i) drill wells with longer lateral lengths that are more capital efficient and (ii) leverage your operational efficiencies and existing infrastructure, please provide us with additional detail comparing the value of the proved undeveloped reserves ("PUDs") received as part of this acreage swap to the value of those transferred.
       Your response should describe your basis for determining the value of the PUDs subject
 Ryan Dalton
Parsley Energy, Inc.
August 27, 2018
Page 2

        to this exchange and explain any material differences between the value of the PUDs received and transferred on a per barrel basis, especially with regard to the factors that led management to consummate this transaction.

      You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or me at (202)
551-3311 with any questions.


                                                              Sincerely,

                                                              /s/ Brad Skinner
for

                                                              Ethan Horowitz
                                                              Accounting Branch
Chief
                                                              Office of Natural
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